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                                                                     Exhibit 4.8

PSi Technologies Holdings, Inc. and Firebird Consulting Group, LLC Consulting Agreement

This Consulting Agreement entered into effective as of August 9, 1999 ("Effective Date"), by and between PSI Technologies Holdings Inc., a corporation having its principal place of business at FTI Complex, Taguig, Metro Manila, Philippines and Firebird Consulting Group, LLC, specifically William Meder (Consultant), an Arizona corporation having its principal place of business at 1411 E. Bayview, Tempe, AZ 85283.


IT IS AGREED:

1.   Responsibilities of Consultant

     Consultant will provide advisory service to The President and Board of Directors of PSI Technologies. He will attend regular Board meetings expected to be held every two months. He will advise the Board of Directors on Investment and Operations. He will provide recommendations on growth investments particularly related to expansion into new countries. From time to time at the request of the President or Board of Directors he may be requested to do site analysis. He will provide recommendations on operations excellence.

2.   Term and Termination

Term: The term of this Agreement shall be for one year from the effective date, and renewable, by mutual agreement, on a yearly basis after that.

Termination: Either party may terminate this Agreement at its convenience, for any or no reason whatsoever, upon thirty (30) days' prior written notice to the other. In such event, Consultant shall continue to provide services until the termination date, unless otherwise advised by PSI Technolgies.

3.   Survival

Section 5 shall survive termination or expiration of this Agreement for a period of six (6) months from the effective date of such termination or expiration.

Section 6 shall survive termination or expiration of this Agreement for a period of twenty-four (24) months from the effective date of such termination or expiration.

4.   Consulting Fees

PSI Technologies shall pay to Consultant an amount equal to the lesser of (i) one thousand US dollars ($1,000) per day or (ii) two hundred US dollars ($200) per hour for performance of responsibilities. Billable time will include international travel time.

Upon termination of the Agreement, payments under this paragraph shall cease, provided however, that Consultant shall be entitled to payments for billable time that occurred prior to the date of termination and for which Consultant has not yet been paid. Consultant shall be entitled to

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reimbursement from PSI Technolgies for related expenses. All travel expenses must be documented using Firebird Consulting Group's standard form.

5.   Indemnification

Consultant shall indemnify, defend and hold PSI Technolgies harmless from any expenses, damages, costs, or losses resulting from any suit or proceeding brought for infringement of patents, trademarks, copyrights or other intellectual property or for unfair competition arising from compliance with designs, specifications or instructions.

6.   Confidentiality

Consultant recognizes that PSI Technologies has and will have copyrights, business affairs, future plans, trade secrets, process information, technical information, and other proprietary information (collectively, "Information") which are valuable, special and unique assets of PSI Technologies. Consultant agrees that he will not at any time or in any manner, either directly or indirectly, use any Information for the Consultant's own benefit, or divulge, disclose or communicate in any manner any Information to any third party without the prior written consent of PSI Technologies. Consultant will protect Information and treat it as strictly confidential.

7.   General

This Agreement constitutes the complete understanding and agreement with respect to the subject matter hereof, and supersedes all prior understandings and agreements relating to its subject matter. This Agreement may not be waived, modified or amended unless mutually agreed upon in writing. This Agreement, nor any rights or obligations, may be assigned by Consultant without written consent of PSI Technologies. This Agreement shall be governed by the laws of the State of Arizona.

Agreed to this 9th day of August, 1999

PSi Technologies Holdings, Inc.         Firebird Consulting Group LLC

/s/ Arthur J. Young, Jr.                /s/ William J. Meder
Arthur J. Young, Jr.                    William J. Meder
Chairman & CEO                          President

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